October 13, 2010

VIA EDGAR AND UPS

Mr. Eric C. McPhee
Staff Accountant
Division of Corporation Finance
Mail Stop 8
Securities and Exchange Commission
100F Street, NE
Washington, DC  20549-3010

Re:          Kite Realty Group Trust
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
File No. 001-32268

Dear Mr. McPhee:

This letter sets forth Kite Realty Group Trust’s (the “Company”) responses to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 30, 2010, to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and its Form 10-Q for the quarterly period ended June 30, 2010.  For your reference, we have set forth each of the Staff’s original comments in italics immediately preceding our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Funds From Operations, page 67

1.  Please revise your disclosure in future filings related to Funds from Operations of the Kite Portfolio excluding non-cash loss on impairment of real estate asset to disclose the reasons why you believe that presentation of this non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.  Please provide us with the disclosure you propose to include in your next quarterly filing.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company will provide in its future filings the following additional disclosure related to its presentation of Funds from Operations of the Kite Portfolio excluding non-cash loss on impairment of real estate asset:

“We believe the supplemental presentation of Funds from Operations of the Kite Portfolio excluding the non-cash loss on the impairment of a real estate asset provides useful information to investors regarding our financial condition and results of operations because the measure provides investors with useful comparative information about the recurring operating performance of our core real estate portfolio presented on the same basis as prior periods.  We also believe the presentation of this measure provides an investor with the ability to meaningfully assess the operating performance of our portfolio (e.g., an assessment of the amount of revenue and operating expenses a property is experiencing) in a clear and concise manner. Further, we believe that this measure allows investors to make a meaningful comparison of our operations compared with our peer real estate investment trusts.”

Item 11. Executive Compensation, page 72

2.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please tell us the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

In the first quarter of 2010, the Compensation Committee (the “Committee”) of the Company’s Board of Trustees and certain members of senior management, in consultation with outside advisers and legal counsel, discussed and assessed the Company’s compensation policies and practices.  The Company’s compensation policies and practices include the following:

•	the Company does not have separate business units with differing employee compensation policies and practices, and such policies and practices are generally uniform across the Company;

•
the Committee believes that the compensation program for our executive officers and other key personnel appropriately balances annual base salary, discretionary cash bonuses, long-term equity awards that include both restricted stock and stock options, and other benefits (such as matching contributions for our 401(k) plan), with no particular element of compensation excessively weighted on a single performance measure.  As discussed below, all employee long-term equity awards vest over a period of three to five years, and are not subject to accelerated vesting based on performance;

•
annual base salary (and provisions in our executive officers’ employment agreements prohibiting any reduction in base salary during the terms of such agreements) provides a level of assured cash compensation on a year to year basis for our employees who have the greatest impact on our operations, which helps to mitigate incentive for risk taking behavior;

•
the time-based vesting (typically over a period of three to five years) for restricted stock and stock option awards ensures that our employees’ interests align with those of the Company’s stockholders and mitigates incentive for short-term risk taking behavior, particularly given that the vesting of such awards won’t accelerate based on a particular employee’s performance;

•
annual cash bonuses awarded by the Committee to our executive officers are based on a variety of separate and distinct indicators of financial and operational performance, which limit the risks associated with any single indicator of performance; and

•
annual cash bonuses awarded by the Committee to our executive officers are based in part on the achievement of financial and operational targets that we believe promote operating efficiencies (such as controlling the amount of debt the Company incurs in light of the challenging economic conditions in the United States, and leasing the Company’s retail properties to strong tenants that will positively contribute to the Company’s property occupancy rate) and positively contribute to long-term increases in stockholder value.

Based on the foregoing, the Company concluded that its employee compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.  Therefore, the Company determined it was not required to include in its Definitive Proxy Statement filed on April 9, 2010 disclosure in response to Item 402(s) of Regulation S-K.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Impairment, page F-8

3.  We note from your tables beginning on page 24 that you have several retail operating properties which have occupancy levels below 70%, and 2 retail development properties with occupancy levels of 17.7% and 41.3%, respectively, several months after the opening date for each.  Please tell us if these properties were evaluated for impairment during 2009, and if not, please tell us why you believe the low occupancy levels were not triggering events for impairment testing, and tell us what events or changes in circumstances would cause you to evaluate properties for impairment.

Retail Operating Properties
The Company performs a review of operating properties for potential impairment on a quarterly basis.  All of its operating properties with leased percentages under 70% were included in the Company’s impairment analysis for each quarter during the year ended December 31, 2009.  Among the operating and financial indicators and changes that we consider to be potential triggering events for impairment review are occupancy percentages, financial condition of tenants including recent vacancies, bankruptcies and delinquencies, in-place cash flows and projected cash flows reflecting leases recently executed and leases under negotiation.

In-Process Retail Development Properties
The Company also performs a quarterly review for potential impairment of its development properties and performed such a review in each quarter during the year ended December 31, 2009 using a methodology similar to that discussed in the preceding paragraph.  As of December 31, 2009 the percentage of occupied owned GLA for its two in-process development properties was 17.7% and 41.3%.  As of that date, the percentage of owned GLA that was leased or under lease negotiation was 73.9% and 72.4%, respectively.  The vast majority of the square footage included in the leased or under lease negotiation percentages represents executed leases.

After determining that indicators for impairment testing existed, the Company estimated undiscounted cash flows for a reasonable holding period and additional capital required to support such cash flows.  The above-described leasing activity was considered in the analysis as these leases were being negotiated at December 31, 2009.  The Company’s undiscounted cash flow analyses resulted in sufficient projected cash flows to recover the carrying value of the investment property and the additional capital requirements.  As a result of its review, the Company concluded that none of its operating or development properties were impaired as of December 31, 2009.

Exhibits

4. We note that exhibit 10.30 and exhibit 10.32 only list and do not include the exhibits and schedules listed in the table of contents for the agreement.  Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreements in a Form 8-K, or as exhibits to your next periodic report.  Alternatively, please explain why the information was omitted or why the agreements are no longer material to investors.

The Company will file full copies of Exhibits 10.30 and 10.32 as exhibits to its Form 10-Q for the quarter ended September 30, 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 29

5. Please revise your disclosure in your next quarterly filing to provide a more detailed discussion of your liquidity needs through the end of 2011, given the significant amounts of debt maturing throughout the year.  In your discussion, please quantify the amounts of all debt coming due during this period, and discuss your options and their implications if you are unable to refinance the debt on acceptable terms.

In response to the Staff’s comment, the Company will expand its disclosure in its Form 10-Q for the third quarter of 2010 to include a more detailed discussion of its liquidity requirements through the end of 2011 and the status of its 2011 debt maturities, including a quantification of all debt coming due during this period and the Company’s options and their implications if the Company is unable to refinance on acceptable terms.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please contact me directly at (317) 577-5609 or dsink@kiterealty.com.

Very truly yours,

/s/ Daniel R. Sink

Daniel R. Sink
Chief Financial Officer